5:

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2003

Benetton Group S.p.A.

Via Villa Minelli, 1 - 31050 Ponzano Veneto, Treviso - ITALY

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F ______

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

TABLE OF CONTENTS

Press Release dated November 25, 2003

Benetton Group SpA's Shareholders' Meeting approves Company reorganisation plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Benetton Group S.p.A.

By: /s/ Luciano Benetton

______________________

Name: Luciano Benetton

Title: Chairman

Dated: November 25, 2003

BENETTON SHAREHOLDERS' MEETING APPROVES COMPANY REORGANISATION PLAN

Ponzano 25 November 2003 - The Benetton Group Shareholders' Meeting, meeting today under the chairmanship of Luciano Benetton, approved the plan to change the group's company and organisation structure, which has the objective of decentralising operating activities to specifically dedicated structures.

The aims of the decision are to bring the company and management structure in line with the group's new strategies, to improve the efficiency and competitiveness of the individual areas under specific operating companies and, ultimately, to bring the group even closer to the market.

In particular, the project provides for the transfer of the business activity relating to ownership and management of trademarks and commercial activities to the wholly-owned company Bencom S.r.l; the business activity relating to production and logistics to the wholly-owned company Benind S.p.A. and the business activity relating to IT services and systems to the wholly-owned company United Web S.p.A. (which will take the name of Bentec S.p.A.).

For further information: +39 0422 519036

www.benetton.com/press